

Mail Stop 3720

January 11, 2017

Timothy J. Hassett
Chief Executive Officer
Cool Technologies, Inc.
8875 Hidden River Parkway Suite 300
Tampa, Florida 33637

> **Re: Cool Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 22, 2016**
> **File No. 333-215257**

Dear Mr. Hassett:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Bellridge Agreements, page 7
Note Purchase Agreement and Notes, page 7

1.   We note that under the note purchase agreement with Bellridge Capital, LP, the conversion rate for the notes is linked to the market price of the common stock. In our view, where an equity line investor holds additional securities that are convertible or exercisable into the company's common stock, such securities must be convertible or exercisable at a fixed price that is not nominal. Otherwise we would view the convertible securities as being offered and sold as part of a single transaction, and as a consequence, the transaction would fall outside the allowable conditions for "indirect primary offerings" of equity line transactions. We refer you to Compliance and Disclosure Interpretations Securities Act Sections, Question 139.20, available on our website at https://www.sec.gov/divisions/corpfin/cfguidance.shtml.

<u>Summary Compensation Table, page 54</u>

2.   Please revise the executive compensation disclosure to update for the year 2016.

<u>Exhibits</u>

3.   We note that the exhibit 5.1 was not filed, although the list of exhibits indicates that it was. Please revise accordingly.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

cc: David Lubin, Esq.